EXHIBIT 99.3

Dear Sir/Madam:

At the request of Legacy Bancorp, Inc., we are enclosing materials regarding the offering of shares of Legacy Bancorp, Inc. common stock. We have included a Prospectus describing the stock offering.

Ryan Beck & Co., Inc. has been retained by Legacy Bancorp, Inc. as selling agent in connection with the stock offering.

Sincerely,

This letter is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the Prospectus. The shares of common stock are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

BD

Dear Friend:

I am pleased to inform you of an investment opportunity. Legacy Bancorp, Inc., which will become the parent company of Legacy Banks, is conducting an initial public offering of common stock. All shares will be sold at $10.00 per share, and no commission will be charged to investors shares in the offering.

Enclosed please find a Prospectus describing our organization and the stock offering. If you are interested in purchasing shares of Legacy Bancorp, Inc. common stock during the offering, complete the enclosed Stock Order Form and return it in the order reply envelope provided. Stock Order Forms, properly executed and with full payment, must be received (not postmarked) prior to 11:00 a.m. Massachusetts time, on             , 2005.

After the offering concludes, Legacy Bancorp, Inc. common stock is expected to be quoted on the NASDAQ National Market, under the symbol “LEGC.”

If you have questions regarding the offering, please refer to the enclosed Prospectus or call our Stock Information Center at the number shown below.

Sincerely,

J. Williar Dunlaevy

Chairman and CEO

This letter is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the Prospectus. The shares of common stock are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Questions?

Call our Stock Information Center, toll free, at (877) 774-0372,

From 10:00 a.m. to 4:00 p.m., Massachusetts time, Monday through Friday

C

Dear Sir/Madam:

I am pleased to inform you of an investment opportunity being offered to depositors of Legacy Banks and others. Legacy Bancorp, Inc., which we have formed to become the parent company of Legacy Banks, is conducting its initial public offering of common stock. Our Board of Trustees and our Corporators have recently approved the Plan of Conversion (the “Plan”) pursuant to which the offering will be conducted. As a result of the conversion and offering, our organization will convert from the mutual form (meaning no public stockholders) to the public form, 100% owned by stockholders.

As an eligible Legacy Banks depositor as of April 30, 2004 or June 30, 2005, you have an opportunity, without any obligation, to subscribe for shares of Legacy Bancorp, Inc. common stock before shares are offered for sale to the public. The common stock is offered at $10.00 per share, and no commission will be charged to investors in the offering.

Please note that:

■	The business focus of Legacy Bank will not change. The net proceeds resulting from the sale of common stock will give Legacy Banks additional flexibility to support business goals, including increased lending, investment and the expansion of our branch network.

■	Current customers will continue to enjoy the same services, with the same offices, management and staff.

■	The Plan will not result in changes to the balance, interest rate or maturity of Legacy Banks’ deposit or loan accounts. Deposit accounts at Legacy Banks will remain insured by the Federal Deposit Insurance Corporation, up to the maximum legal limits, and by the Depositors Insurance Fund.

Before making an investment decision, please carefully review the enclosed Prospectus. If you are interested in purchasing shares of Legacy Bancorp, Inc. common stock during the offering, complete the enclosed Stock Order Form and return it in the order reply envelope provided. Payment may be made by check or money order or withdrawal from certain types of Legacy Banks deposit accounts. Stock Order Forms, properly executed and with full payment, must be received (not postmarked) prior to 11:00 a.m. Massachusetts time, on             , 2005.

After the offering concludes, Legacy Bancorp, Inc. common stock is expected to be quoted on the NASDAQ National Market, under the symbol “LEGC.”

I invite you to consider this opportunity to share in our future, by becoming a stockholder of Legacy Bancorp, Inc. If you have any questions about the Plan or the stock offering, please contact our Stock Information Center at the number shown below.

Sincerely,

J. Williar Dunlaevy

Chairman and CEO

This letter is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the Prospectus. The shares of common stock are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Questions?

Call our Stock Information Center, toll free, at (877) 774-0372,

From 10:00 a.m. to 4:00 p.m., Massachusetts time, Monday through Friday

M

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Questions and Answers

About our Conversion and Stock Offering

Q&A

About Our Conversion and Stock Offering

This pamphlet answers questions about Legacy Bancorp, Inc.’s stock offering. Investing in shares of common stock involves certain risks. Before making an investment decision, please read the enclosed Prospectus carefully, including the “Risk Factors” section.

GENERAL—THE CONVERSION

Our Board of Trustees has determined that the Plan of Conversion is in the best interests of our customers and the communities we serve.

Background—Our organization dates back to 1893 with the establishment of City Savings Bank of Pittsfield. City Savings Bank expanded over the years through internal growth and several mergers. In 1997, City Savings Bank formed a mutual bank holding company, Mutual Bancorp of the Berkshires, and in 2002, City Savings Bank changed its name to Legacy Banks.

Our Board of Trustees and our corporators have approved a Plan of Conversion, pursuant to which Legacy Bancorp, Inc., which we recently formed to become the parent company of Legacy Banks, is conducting its initial public offering of common stock. As a result of the conversion and stock offering, Mutual Bancorp of the Berkshires will cease to exist, and our organization will convert from the mutual form (meaning no public stockholders) to public form, 100% owned by stockholders.

Also in connection with the Plan of Conversion, we intend to establish a charitable foundation. We will contribute shares of common stock to The Legacy Banks Foundation immediately following completion of the conversion. The foundation will provide funding to support charitable causes and community development activities in our communities.

Q.	What are the reasons for the Conversion?

A.	We believe that our competitive position will be improved as a result of the Conversion and related offering. The funds generated from the sale of stock will support continued internal growth and the development of new products and services. Our stock holding company structure will enhance our business flexibility and will facilitate growth through branch and whole bank acquisitions, as opportunities may arise.

Q.	Will customers notice any change in the day-to-day activities of Legacy Banks as a result of the conversion?

A.	No. It will be business as usual. The Conversion is an internal change to our corporate structure. We are not affiliating with an outside company. There will be no change to our Bank’s name, management, staff or branches as a result of the Conversion.

Q.	Will the Conversion affect customers’ deposit accounts or loans?

A.	No. The Conversion will not affect the balance or terms of deposit or loans, and deposits will continue to be federally insured by the Federal Deposit Insurance Corporation (“FDIC”), up to the maximum legal limit, and by the Depositors Insurance Fund. Deposit accounts are not being converted to stock.

THE STOCK OFFERING AND PURCHASING SHARES

Q.	How many shares are being offered and at what price?

A.	Legacy Bancorp, Inc. is offering between 7,055,000 and 9,545,000 shares at $10.00 per share, subject to increase to 10,976,750 shares, if supported by market conditions.

Q.	Who is eligible to purchase stock in the Subscription Offering and Community Offering?

A.	By regulation, non-transferable rights to purchase shares of common stock in a Subscription Offering have been granted in the following, in descending order of priority:

Priority #1—First, to depositors with deposit accounts at Legacy Banks with aggregate balances of at least $50 on April 30, 2004.

Priority #2—Second, to depositors with deposit accounts at Legacy Banks with aggregate balances of at least $50 on June 30, 2005.

Priority #3—Third, to our tax-qualified employee plans.

Priority #4—Fourth, to our officers, directors, trustees, corporators and employees who do not have a higher priority right.

If all shares are not subscribed for in the Subscription Offering, Legacy Bancorp, Inc. may choose to offer shares to the general public in a Community Offering. The Community Offering, if any, may commence during the Subscription Offering or just after the Subscription Offering concludes. If a Community Offering is conducted, first preference to purchase shares will be given to natural persons residing in Berkshire County, Massachusetts.

In the event orders are received for more shares than are available for sale in the stock offering, shares will be allocated, as described below.

Q.	Is it possible that I will not receive any shares?

A.	Yes. If we receive orders for more shares than we have available to sell, we will be required to allocate shares in the order of priority outlined under the headings “The Conversion And The Offering—Limitations on Common Stock Purchases”, beginning on page of the Prospectus. If we are unable to fill your order, or can only fill your order in part, you will receive a refund of the appropriate amount. If you paid by check or money order, we will issue you a refund check, including interest. If you paid by authorizing withdrawal from your Legacy Banks deposit account(s), we will withdraw only the funds necessary to pay for the shares you receive. Unused funds, along with accrued interest, will remain in your account(s).

Q.	How may I purchase shares in the Subscription Offering or Community Offering?

A.	Shares may only be purchased by completing a stock order form and returning it, with full payment or direct deposit account withdrawal authorization, so that it is received (not postmarked) by the offering deadline, 11:00 a.m., Massachusetts time, on , 2005. Stock order forms may NOT be delivered to Legacy Banks branches. Delivery of a stock order form may only be made by: (1) mail, using the order reply envelope provided, (2) overnight delivery to the Stock Information Center address noted on the stock order form, or (3) hand-delivery to the Stock Information Center, located at the Legacy Banks main office, 99 North Street, Pittsfield, Massachusetts.

Q.	I am eligible to subscribe for shares of common stock in the Subscription Offering. May I register the shares in someone else’s name?

A.	No. On your stock order form, you must register the shares only in the name or names of persons who qualify in your eligibility priority. You may not add the name(s) of other persons who do not qualify in the Subscription Offering or qualify only in a lower purchase priority.

Q.	How may I pay for the shares?

A.	Payment for shares can be remitted in two ways:

(1)	by personal check, bank check or money order made payable directly to Legacy Bancorp, Inc. (do not endorse third party checks). These will be immediately cashed, so the funds must be available within the accounts when your stock order form is received. Do not overdraft your accounts.

(2)	authorizing us to withdraw funds from Legacy Banks deposit accounts, as described on the stock order form section entitled “Method of Payment,” which allows you to designate account number(s) and amount(s) to be withdrawn. The amount(s) authorized by you must be available within your account(s) at the time you submit the stock order form. A hold will be placed on the dollar amounts authorized, and the funds will not be available to you. Legacy Banks will waive early withdrawal penalties for certificate of deposit account funds used to purchase shares. You may not designate Legacy Banks deposit accounts with checkwriting privileges. Submit a check instead. Additionally, you may not designate Legacy Banks IRAs for direct withdrawal. If you would like to use IRA funds for purchase of shares of common stock in the offering, refer to the question below.

Q.	May I use my Legacy Banks IRA, or an IRA held elsewhere, to purchase the shares?

A.	You might be able to use IRA funds, however, using them for this type of purchase requires special arrangements and additional processing time. If you are interested in using IRA funds held at Legacy Banks, Legacy Portfolio Management or elsewhere, please call the Stock Information Center for assistance as soon as possible—preferably at least two weeks prior to the , 2005 offering deadline. Your ability to use retirement funds may depend on timing constraints and, possibly, limitations imposed by the IRA trustee or custodian.

Q.	May I use my Legacy Banks overdraft checking protection?

A.	No. We will not provide overdraft protection for checks submitted with the stock order form.

Q.	May I use my Legacy Banks loan or line of credit to pay for shares?

A.	No. Legacy Banks, by regulation, may not extend a loan or advance funds under a line of credit for the purchase of stock in the offering.

Q.	Will I earn interest on my funds?

A.	Yes. If you pay by check or money order, you will earn interest at the Legacy Banks passbook savings rate from the day we cash your check or money order until the completion of the offering, when we will issue you a check for interest earned on those funds. If you pay for the shares by authorizing a direct withdrawal from your Legacy Banks deposit account(s), your funds will continue earning interest at the contractual rate, and the interest will remain in your account(s).

Q.	Are there limits on how many shares I can order?

A.	Yes. The minimum order is 25 shares ($250). No individual, or individual exercising subscription rights through a qualifying deposit account held jointly, may purchase more than 25,000 shares ($250,000) of common stock. Further, no person together with associates or persons acting in concert, may purchase an aggregate of more than 60,000 shares ($600,000). More detail on purchase limits, including the definition of “associate” and “acting in concert”, can be found beginning on page of the Prospectus.

Q.	Will the stock be insured?

A.	No. Like any other shares of common stock, Legacy Bancorp Inc.’s shares of common stock are not insured.

Q.	Will dividends be paid on the stock?

A.	Upon completion of the conversion, the board of directors of Legacy Bancorp intends to consider a policy of paying cash dividends.

Q.	Will a commission be charged for the purchase of shares?

A.	All shares will be sold at a purchase price of $10.00 per share. No commission or fee will be charged for the purchase of common stock in the stock offering. After the shares begin to trade, if you purchase or sell shares through a brokerage or other firm offering investment services, the firm may charge fees or commissions.

Q.	How will Legacy Bancorp Inc.’s shares be traded?

A.	Upon completion of the Conversion and stock offering, the shares of common stock of Legacy Bancorp, Inc. will be traded on the NASDAQ National Market under the symbol “LEGC.” As soon as possible after completion of the offering, investors will be mailed stock certificates. Although the shares of common stock will have begun trading, brokerage firms may require that you have received your certificate(s) prior to selling your shares.

WHERE TO GET MORE INFORMATION

Q.	Who can I call to get more information?

A.	A Stock Information Center has been established at the Legacy Banks main office, 99 North Street, Pittsfield, Massachusetts. For assistance, you may call the Stock Information Center at (877) 774 - 0372 from 10:00 a.m. to 4:00 p.m., Massachusetts time, Monday through Friday. The Center will be closed on weekends and on bank holidays.

This brochure is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.